March 28, 2022
VIA EDGAR
Division of Corporation Finance Office of Manufacturing
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
RE:
Graphex Group Limited.
Amendment No. 2 to Registration Statement on Form F-1
Filed March 7, 2022, Registration No. 333-263330

Ladies and Gentlemen:
On behalf of our client, Graphex Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 referred to above (the “Draft Registration Statement”) contained in the Staff’s letter dated March 21, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) to the Commission together with this response letter. The Revised Draft Registration Statement contains certain additional updates and revisions. References in our responses to the prospectus are to the prospectus that is included in the Revised Draft Registration Statement.
Set forth below are the Company’s responses to the Staff ‘s comment. Each of the responses is based on specific information that has been provided by the Company to us specifically for this letter. For convenience, the each of the Staff’s comments in the Comment Letter is repeated below in bold and italic font, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the revised language addressing a particular comment appears.
Cover Page
1.
Please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non- inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

RESPONSE
The Company has revised the cover page of the prospectus to respond to the Staff’s comments, specifically at the fifth paragraph of the cover page.
Prospectus Summary, page 1
2.
We note your response to our prior comment 5 and reissue. Please include these disclosures in your prospectus summary.

RESPONSE
The Staff’s prior comment #5, in the letter by the Staff dated February 22, 2022, referred to the Staff’s prior comment #11, in the letter by the dated January 13, 2022, which provided as follows:

Prospectus Summary, Page 1
11. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
RESPONSE
The Company has revised the fifth paragraph of cover page of the prospectus to respond to the Staff’s comments.
3.
We note your response to our prior comment 3. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.

RESPONSE
The determination was based on the advice of PRC counsel, Allbright Law Offices. Such counsel has been expressly identified on page 5 of the prospectus. The consent of such counsel will be included in the opinion of such counsel in exhibit 5, which the Company has filed as an exhibit with Revised Draft Registration Statement.
4.
Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE
The Company acknowledges the Staff’s comment and has provided this disclosure in the prospectus summary in the subsection “Risks of doing business in the PRC”.
5.
Please revise page 7 to clarify your reference to the initial public offering completed in 2019.

RESPONSE
The Company acknowledges the Staff’s comment and informs the Staff that such initial public offering was the listing of the GGL ordinary shares on the Hong Kong Exchange in 2014. The disclosure on page 7 of the prospectus has been revised to clarify the reference to such initial public offering and correct the date of such offering.
Cash Transfers within our Organization and Dividend Distribution, page 8
6.
Please disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you or your subsidiaries have ever faced difficulties or limitations on the ability to transfer cash between subsidiaries, and whether you or your subsidiaries have cash management policies that dictate the amount of such funding.

RESPONSE
The Company has revised the disclosures on page 9 of the prospectus.
Summary of Certain Risks Associated with Our Businesses, page 10
7.
Please revise your third bullet point under your summary of risk factors on page 11. Please disclose that the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in your operations and/or the value of the securities you are registering for sale. Please also disclose that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
RESPONSE
The Company has revised the disclosures regarding this risk factor on page 11 and the related risk factor on page 33.
8.
We note your disclosure that the Chinese government may intervene or influence your operations at any time, please disclose whether specific limits or restrictions imposed by the PRC will affect you or your subsidiaries’ operations based on your particular facts and circumstances.

RESPONSE
The Company has revised the disclosures regarding this risk on page 11 and the related risk factor on page 33.
Risk Factors, page 21
9.
We note your reference on page 46 to the Cyberspace Administration of China’s Measures of Cybersecurity Review. Please revise your disclosure to state that these measures became legally effective as of February 15, 2022.

RESPONSE
The Company has revised the disclosure under the Risk Factor entitled “Substantial uncertainties exist with respect to the interpretation and implementation of the newly issued Opinions on Strictly Cracking Down on Illegal Securities Activities and how it may impact this offering and our listing status” to include the Staff’s comments.
10.
We note your disclosure regarding cash transfers within your organization. Please include appropriate risk factor disclosure.

RESPONSE
To address the Staff’s comments, the Company has provided additional disclosure in the Prospectus Summary under the subsection “Cash Transfers within our Organization and Dividend Distribution” and in the risk factor entitled “We are a holding company that is financially dependent on distributions from subsidiaries, and our results could be adversely affected by those distributions that are not made in a timely manner or at all.”
We may not be able to maintain our tax incentives, page 44
11.
Please elaborate on the tax incentives you have been granted so that investors have a better understanding of this risk.

RESPONSE
The Company has revised the risk factor entitled “We may not be able to maintain our tax incentives” to describe the difference in the preferred tax rate of 15% to the uniform tax rate of 25% and provide a reference to the section the prospectus that describes this issue “Regulations — Regulations Relating to Taxes — Income Tax.”
Recent joint statements by the SEC and the Public Company Accounting Oversight Board, page 47
12.
Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE
The Company has provided additional disclosure in the Risk Factor entitled “Recent joint statements by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) proposed rule changes under the HFCA Act that call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to certain foreign issuers in their continued listing or future offerings of securities in the U.S.”
ADSs holders may not be entitled to a jury trial , page 56
13.
Please revise to state whether this provision applies to purchasers in secondary transactions. Please also file your deposit agreement as an exhibit.

RESPONSE
The Company notes that the limitation set forth in the Deposit Agreement is applicable to each holder of the ADSs whether a purchaser of such securities in this offering or any subsequent holder. The disclosure on page 57 of the prospectus has been revised to clarify this fact and a conforming change has been made on page 171 of the prospectus. The Deposit Agreement will be filed by integration by reference to the exhibit to the Registration Statement on Form F-6.
Our Business, page 112
14.
We note your disclosure that your catering business is currently a single operation in Shanghai, PRC. Please elaborate on the current status of this business and your future plans for this business. Please update your disclosure throughout your prospectus.

RESPONSE
The Company has revised the disclosures under the Section “Our Business — Our Catering Business” to describe the current status and future plans for this business. Conforming changes were also made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Catering Business”.
Acquisition of Suzhou Industrial Park Wenlvge Hotel Management Company Limited, page 118
15.
We note your disclosure that as of January 2021 the case was under review. Please revise your disclosure if there has been an update on this matter.

RESPONSE
The Company has revised its disclosure on pages 74 and 120 of the Prospectus.
General
16.
We note that there are a number of exhibits that have not yet been filed and are not reflected in the exhibit index. Please update your exhibit index and file your exhibits in a future amendment. Please note that we will need sufficient time to review your exhibits.

RESPONSE
The Company has included in Amendment No. 3 a number of the exhibits that are required under Regulation SK-601 and expects to file additional exhibits, including material agreements, shortly.
17.
In your next amendment please ensure you include the proper date on the signature page.

RESPONSE
The Company acknowledges the Staff’s comment and has provide the signature page with the appropriate date.
Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Richard M. Morris
Richard M. Morris, Partner
Enclosure
cc: Andross Chan